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                     [LETTERHEAD OF PILLSBURY WINTHROP LLP]


July 21, 2003


VIA EDGAR


Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: The Immune Response Corporation - File No. 001-31732


Ladies and Gentlemen:

Please  be  advised  that  the  above  referenced   registration  statement  was
erroneously filed on Thursday, July 10, 2003. Accordingly, this letter serves as a withdrawal request thereof.

If you have any questions or concerns, please contact me at (415) 983-1825.


Best regards,

/s/ Donyelle A. Werner